
DB
D
DENTED BRICK
DISTILLERY

Dented Brick Distillery

Built for Acquisition

Examples of Recent Acquisition

Company	Acquired by	Date	$Value
Rabbit Hole	Pernod Ricard	6/26/2019	Undisclosed
Cutwater	Anheuser-Busch InBev	2/20/2019	Undisclosed
Pendleton	Proximo	12/17/2017	$205M
High West	Constellation	10/5/2016	$166M

The Path to Growth for Major Suppliers is through Acquisition

Pathway to Future Growth for Major Suppliers: Investments in Entrepreneurial Brands

Supplier	2015	2016	2017	2018
Diageo	• United Spirits • Peligroso Tequila		• Casamigos	• Belsazar
Constellation Brands	• Casa Noble Tequila	• High West Distillery • Catoctin Creek Distillery • Nelson's Green Briary	• Schrader Cellars • The Prisoner Wine Company	• The Real McCoy • Copper & Kings
Bacardi	• Angel's Envy • Banks Rum • Leblon Cachaca		• Ilegal Mezcal • Teeling Irish Whiskey	• Patron Spirits
Pernod Ricard	• Tequila Avion	• Monkey 47 • Smooth Ambler • Paddy Irish Whiskey	• Del Maguey Mezcal	

THE MARKET OPPORTUNITY

- $9.14 Billion in Revenue for Value
- $9.37 Billion in Premium Revenue
- $7.67 Billion in Revenue for Super Premium


34.9% Value
35.8% Premium
29.3% Super Premium

$26.2 Billion Market for Distilled Spirits

Eighth Consecutive Year of Market Share Gains

Supplier sales were up 4 percent, rising $1 billion to a total of $26.2 billion, while volumes rose 2.6 percent to 226 million cases, up 5.8 million cases from the prior year.



The Market Size for Craft Spirits

- The U.S. craft spirits market reached $3.7 billion in sales, growing at an annual growth rate of 30.1%.

- The market share for U.S. craft spirits as a percent of all spirits reached 4.6% in 2017, up from 1.4% in 2012.

- Craft Distilled Spirit. The products of an independently-owned distillery with maximum annual sales of 100,000 proof gallons.

4 Steps to be Acquired

1. **Build a Scalable Distilled Spirits Plant**
2. **Build an Award-Winning Product Line**
3. **Attract Multi-State Distribution**
4. **Grow Case Sales**



8 Year Average Time from Inception to Acquisition

Step 1 : Build a Scalable Distilled Spirits Plant



- New construction, not a repurposed building
- All new FF&E = minimum maintenance costs
- Built to Scale to 78K 9L cases

DBD DENTED BRICK DISTILLERY

Step 2 : Build an Award Winning Product Line


ANTELOPE ISLAND RED
BARREL RESTED
PREMIUM ORIGINAL RECIPE
HANDCRAFT DISTILLING PREMIUM ORIGINAL RECIPE
Single Batch
ANTELOPE ISLAND RUM
750 ML ALC. 40% BY VOL.
FERMENTED, DISTILLED AND BOTTLED BY DENTED BRICK DISTILLERY
WHITE WHISKEY
Hugh MOON
ARTFULLY DISTILLED IN UTAH
750 ML ALC. 40% BY VOL.
DISTILLED FROM GRAIN
Premium
ROOFRAISER
VODKA
FERMENTED, DISTILLED, AND BOTTLED BY DENTED BRICK DISTILLERY SOUTH SALT LAKE, UT, USA
Great Basin
BRISTLECONE GIN
750 ML ALC. 45% BY VOL.
FERMENTED, DISTILLED, AND BOTTLED BY DENTED BRICK DISTILLERY SOUTH SALT LAKE, UT, USA
EST. 2015
SALT LAKE CITY
UTAH
DENTED BRICK VODKA
PREMIUM CRAFT WELL
40% ALC/VOL. 1 LITER
EST. 2015
SALT LAKE CITY
UTAH
DENTED BRICK RUM
PREMIUM CRAFT WELL
40% ALC/VOL. 1 LITER
EST. 2015
SALT LAKE CITY
UTAH
DENTED BRICK GIN
PREMIUM CRAFT WELL
40% ALC/VOL. 1 LITER
JAN STEPHENSON
PINEAPPLE - FLAVORED RUM
MADE IN AMERICA DREAMED UP BY AN AUSSIE GOLF LEGEND
JAN STEPHENSON
PASSION FRUIT - FLAVORED RUM
MADE IN AMERICA DREAMED UP BY AN AUSSIE GOLF LEGEND
750 ml ALC. 40% By Vol.
JAN STEPHENSON
MANGO - FLAVORED RUM
MADE IN AMERICA DREAMED UP BY AN AUSSIE GOLF LEGEND
750 ml ALC. 40% By Vol.

Multiple awards and ratings since 2016

Step 2 : Build an Award Winning Product Line

Antelope Island Rum
- Gold Medal WSWA 2018
- Tasting Panel Magazine 92 points

Great Basin Bristlecone Gin
- Double Gold Medal SIP Awards 2019
- Tasting Panel Magazine 94 Points

Roofraiser Vodka
- Silver Medal WSWA 2018
- Tasting Panel Magazine 92 points

Dented Brick Well Vodka
- Silver Medal San Francisco World Spirits Competition 2018
- Silver Medal Tastings.com

Hugh Moon 100% Rye White Whiskey
- Double Gold Medal WSWA 2018
- Gold Medal San Francisco WorldSpirits Competition 2018

Jan Stephenson Pineapple Flavored Rum
- Gold Medal SIP Awards 2019
- Tastings 94 Points

Jan Stephenson Mango Flavored Rum
- Silver Medal WSWA 2018
- Tastings 91 Points

Jan Stephenson Passion Fruit Flavored Rum
- Gold Medal Proof Awards 2019
- The Tasting Panel Magazine 91 Points

Dented Brick Well Gin
- Silver Medal San Francisco World Spirits Competition 2018
- Best Buy Tastings.com

Step 3 : Attract Multi-State Distribution



WA
MT
ND
MN
OR
ID
SD
WI
WY
MI
NY
VT
ME
NH
MA
CT
RI
NJ
PA
DE
MD
DC
IA
NE
IL
IN
OH
WV
VA
NV
UT
CO
KS
MO
KY
CA
NC
TN
AZ
NM
OK
AR
SC
MS
AL
GA
TX
LA
FL
AK
HI
States with Distribution

Retail Chains:
Total Wine 20 Stores FL
Total Wine 2 Stores CO
Raley’s Grocery CA 10 Stores
Walmart 31 Stores April 2020

Created with mapchart.net ©

DBD DENTED BRICK DISTILLERY

Step 4 : Grow Case Sales


9L Case Sales
2500
2000
1500
1000
500
0
Shipped Orders/9L Cases:
May 2016 Total
June 2016 Total
July 2016 Total
August 2016 Total
September 2016 Total
October 2016 Total
November 2016 Total
December 2016 Total
January 2017 Total
February 2017 Total
March 2017 Total
April 2017 Total
May 2017 Total
June 2017 Total
July 2017 Total
August 2017 Total
September 2017 Total
October 2017 Total
November 2017 Total
December 2017 Total
January 2018 Total
February 2018 Total
March 2018 Total
April 2018 Total
May 2018 Total
June 2018 Total
July 2018 Total
August 2018 Total
September 2018 Total
October 2018 Total
November 2018 Total
December 2018 Total
January 2019 Total
February 2019 Total
March 2019 Total
April 2019 Total
May 2019 Total
June 2019 Total
July 2019 Total
August 2019 Total
Shipped Orders/MONTH:

On-Premise Branding Strategy


ARTFULLY DISTILLED IN
UTAH
ANTELOPE
ISLAND
RUM
WELL
RUM
WELL
VODKA
WELL
GIN
MOON
VODKA
ANTELOPE ISLAND RUM

DBD's on-premise strategy allow sales teams the opportunity to incentivize their accounts by offering utilitarian branded items free of charge. Not only are sales stimulated, but brand activation at the account stimulates consumer purchases off-premise.

Team Incentives


Milagro Smash
Milagro Reposado Tequila, Cointreau, Agave Nectar, Mint, and Fresh lemon.
14
Cherry Lemonade
360 Bing Cherry Vodka, Grey Goose Le
Citron Vodka, Fresh Sweet & Sour, Simple Syrup with Cherry and Mint.
13
Berry Harvest Sangria
Cortese Italian White Wine, Chambord, Raspberries, Orange, Pineapple, and Cranberry juices with Orange and Cherry.
12
Million-Air Mojito
Antelope Island Rum*, St. Germain Elderflower Liqueur, Mint, Agave Nectar, Soda and Fresh Lime.
14
Moscow Mule
Grey Goose Poire Vodka, Cock 'n' Bull Ginger Beer, and Fresh Lime.
12
New Old Fashioned
Buffalo Trace Bourbon, Legacy Whisky
Cointreau, Bitters, Agave Nectar
14

DBD's incentive program offers sales teams bonuses for menu placements, case sales, and new account activations.

Off-Premise Branding Strategy


STEPHENSON
PASSION FRUIT – FLAVORED RUM
STEPHENSON
PINEAPPLE – FLAVORED RUM
STEPHENSON
MANGO – FLAVORED RUM
... & MORE
Jan Stephenson Passion Fruit Rum
$35.99
750ml
... & MORE
Jan Stephenson Pineapple Rum
$35.99
750ml
... & MORE
Jan Stephenson Mango Rum
$35.99
750ml

DBD's off-premise branding program offers discount coupons, shelf talkers, tastings, branded display cases, and coop advertising to encourage sales.

Consumer Branding Strategy


HANDCRAFT
DISTILLING
PREMIUM ORIGINAL
RECIPE
Single Batch
ANTELOPE
ISLAND
RUM
750 ML
ALC. 40% BY VOL
FERMENTED, DISTILLED AND BOTTLED BY DENTED BRICK DISTILLERY
RUM GOES WELL WITH CELEBRATIONS
Happy 40th to the Utah Arts Fest. Let's celebrate!
Dented Brick Distillery is a 14,000 square foot distillery built in 2015. From the start, we've been passionate about crafting something absolutely original. We love showing off our space, schedule a tour with us at dentedbrick.com.
CONTACT US
801-326-3913 | info@dentedbrick.com
SALT LAKE UTAH
DENTED BRICK
DISTILLERY

DBD's brand activation programming includes consumer tours and tastings, special event sponsorships, social media outreach, radio, print, and web interaction .

Consumer Branding Strategy

Whiskey Barrel Program

- Buy your own barrel for $800
- Participate in the production of your whiskey or rum
- Taste your own barrel every few months
- When bottled, we will return your initial investment with 30% interest, $1120, along with the empty barrel.
- You may then buy a few bottles, $1120 worth of bottles, or the entire barrel, 200 bottles.





DBD's barrel program is designed to generate revenue, fund our whiskey program, and create brand ambassadors.

Consumer Branding Strategy

Dented Brick Celebrity Owner Jan Stephenson



- **8 Worldwide Major Championships**
- **3 US LPGA Tour Major Championships**
- **16 US LPGA Tour Wins**
- **Member of the World Golf Hall of Fame**

She'll entertain key accounts on the course!


CUTTER&BUCK



Consumer Branding Strategy

Celebrity Jan Stephenson Off Premise Appearances



Jan Stephenson, LPG
SANTA
WINE
TASTING
Jan
Stephenson
Wines
Jan
Stephenson

Consumer Branding Strategy



Jan's Pro-Am





- Pro-Am Golf Tournament Sponsored by Dented Brick
- Tournaments scheduled for each state with distribution
- Reps, distributors, and customers invited to play
- Each group will play with at least one pro

Team DBD



Marc Christensen – Managing Member

- Founder and CEO of Dented Brick Distillery
- OTW Safety Founder and Former CEO



Steve Stanko – COO

- Department of Defense, Senior Business Development and Operations Strategist
- Department of Energy, Intercontinental Ballistic Missile (ICBM) Fuze and Guidance Systems
- Former Navy Commander with over 20 years of active duty experience.

Team DBD



Kevin Collins – Eastern Sales Manager

- American Freedom Distillery, National Sales Manager
- Kozuba & Sons Distillery, National Sales Manager
- J. Lohr Winery, North/West Florida Manager



Joseph Torres – Western Sales Manager

- Chatham Imports, California State Manager
- Southern Wine & Spirits, District Manager New York



Brett Luchesi – Lead Distiller

- Blinking Owl Distillery, Lead Distiller
- Ascendant Spirits, Head Distiller
- Ballast Point Brewing, Lead Distiller

The Ask



- $3 Million
- Convertible Debt or 3 -5 Tranches Equity
- $50,000 Buys Approximately1%



Use of Funds

OPERATING

- ✓ Inventory
  Bottles, labels, raw materials
- ✓ Labor
  Hourly production labor
- ✓ Equipment
  Canning line, mini bottle line, heat exchange unit, mash tun, fermentation tank

MARKETING

- ✓ National Programming
  Social Media Outreach
  Events
- ✓ Branded Point of Sale Merchandise
  Coasters, Bar Mats, End Caps, Shelf Talkers
- ✓ Incentive Programs
  Case Sales, Menu Placements, New Accounts



CONTACT

Marc Christensen
Managing Member
801-918-0100

multib1

marc@dentedbrick.com

twitter.com/MashingMarc

https://www.facebook.com/dentedbrick/

https://www.pinterest.com/christensen7259/

https://www.dentedbrick.com

A RARE INVESTMENT OPPORTUNITY